                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 1

                                                  Filed by WebTrends Corporation
                           Pursuant to Rule 425 Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                                  Under the Exchange Act of 1934
                                          Subject Company: WebTrends Corporation
                                                   Commission File No. 000-25215

            TRANSCRIPT OF CONFERENCE CALL ON JANUARY 23, 2001 RE: Q4

Coordinator     Good afternoon and welcome to the final quarter and year-end financial results teleconference. Today's conference is being recorded at the request of WebTrends. At this time I would like to introduce today's host, Ms. Nanci Werts, Director of Investor
                Relations. Ma'am, you may begin.

N. Werts Thank you for joining us for WebTrends fourth quarter and year-end 2000 conference call. After a few introductory comments, Jim Richardson, WebTrends CFO, will discuss the financial results; then Eli Shapira, WebTrends CEO and Chairman, will provide an overview of the quarter, the year and the proposed merger with NetIQ, which was announced last week. NetIQ management, Ching-Fa Hwang, CEO and founder, and Jim Barth, CFO, are also with us this afternoon and will discuss the proposed merger of the two companies. After prepared comments and remarks, Tom Kemp, Senior Vice President of Products with NetIQ, will join us, and all will be available for a Q&A with the analysts.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 2

                AS WE BEGIN WITH THE FORMAL PORTION OF THE CALL, LET ME REMIND LISTENERS THAT COMMENTS AND RESPONSES TO YOUR QUESTIONS OTHER THAN STATEMENTS OF HISTORICAL FACT ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE SAFE HARBOR PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET OUT IN THE FORWARD-LOOKING STATEMENTS. INFORMATION ABOUT THE FACTORS THAT COULD CAUSE THE RESULTS TO DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS IS CONTAINED IN THE WEBTRENDS REPORT ON FORM 10-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 30, 2000.

                I ALSO NEED TO REMIND YOU, IN CONNECTION WITH THE PROPOSED MERGER OF WEBTRENDS AND NETIQ CORPORATION, WEBTRENDS CORPORATION AND NETIQ AND EACH OF THEIR RESPECTIVE OFFICERS AND DIRECTORS MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF PROXIES FROM WEBTRENDS' AND NETIQ's SHAREHOLDERS WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT BETWEEN WEBTRENDS AND NETIQ. INFORMATION REGARDING WEBTRENDS' OFFICERS AND DIRECTORS IS INCLUDED IN WEBTRENDS' PROXY STATEMENT FILED WITH THE SEC ON APRIL 4, 2000. INFORMATION REGARDING NETIQ's OFFICERS AND DIRECTORS IS INCLUDED IN NETIQ's PROXY FILED WITH THE SEC ON OCTOBER 6, 2000.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 3

                THESE DOCUMENTS ARE AVAILABLE FREE OF CHARGE AT THE SEC WEB SITE AT www.sec.gov, AND THE WEBTRENDS' PROXY IS AVAILABLE FROM WEBTRENDS INVESTOR RELATIONS AT (503) 294-7025, AND THE NETIQ PROXY IS AVAILABLE FROM NETIQ PRESS RELATIONS AT (713) 548-1863. SHAREHOLDERS OF WEBTRENDS AND NETIQ ARE URGED TO READ THE JOINT PROXY STATEMENT PROSPECTUS TO BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4 TO BE FILED BY NETIQ AND WEBTRENDS WITH THE SECURITIES AND EXCHANGE COMMISSION, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. UPON FILING WITH THE SEC, THIS DOCUMENT WILL BE AVAILABLE FREE OF CHARGE ON THE SEC WEB SITE AT www.sec.gov AND FROM WEBTRENDS PRESS RELATIONS AND NETIQ PRESS RELATIONS, THE NUMBERS GIVEN BEFORE.

                To recap the results just announced, WebTrends today reported revenues for the fourth quarter 2000 of $20.4 million compared to $7.4 million for the same period last year, 175% increase. Net income rose 169% to $3.1 million or $0.11 per share for the quarter compared to $1.2 million or $0.04 per share for the fourth quarter of 1999. Revenues for the year ended December 31, 2000 increased 211% to $61.3 million from $19.7 million in 1999, and net income for the 12 month period increased 226%

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 4

                from $8.9 million or $0.31 per share compared to $2.7 million or $0.11 per share in 1999. On a sequential basis compared to the third quarter 2000, revenues increased 20% and net income rose 28%.

                Now let me turn the call over to Jim Richardson.

J. Richardson   Thank you, Nanci. WebTrends reported an outstanding Q4 in fiscal year 2000. For our eighth consecutive quarter as a public company we reported record revenues and earnings, and exceeded consensus analyst estimates, recording earnings per share of $0.11 per share. A number of financial metrics deserve specific focus.

                First, continuing revenue and order growth. For the quarter revenues grew 175% annually and 20% sequentially to $20.4 million. Our orders booked exceeded revenues and enable us once again to begin the quarter with backlog and deferred revenues at record levels.

                Second, operating profitability. Our operating margin increased to 18% in Q4, up from 15% in Q3 and 9% in Q4 a year ago. Going forward we expect to continue to increase operating margin on a sequential basis, although at a more modest sequential rate than the Q4 increase.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 5

                Third, our balance sheet metrics. We continued to strengthen our balance sheet. In the quarter, cash and investments increased $5.5 million to $93.3 million and DSOs were down to 69 days from the 71 days recorded for Q3.

                Our customer profile continued to strengthen. We continue to serve very high quality customers. Business with dot-com companies again decreased in the quarter, totaling less than 10% of Q4 revenues. We are also seeing continuing strength in business from our installed base. Over 50% of our Q4 business was from repeat customers.

                Recruiting and staffing. We continue to make excellent progress in staffing. We added 50 people net in the quarter, finishing with a total head count of 400. We expect to add another approximately 40 people in Q1.

                Product performance. Consistent with our enterprise strategy, we experienced very strong order performance from CommerceTrends, Enterprise Reporting Server, WebTrends Live and our eBusiness security products. All of these product lines grew over 40% sequentially.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 6

                Enterprise sales execution and progress. As we continued to release new versions of our enterprise products, we continued to increase prices and see our customers purchase higher value solutions. Accordingly, we are now measuring such transactions with minimum price points of $100,000. Excluding the one million dollar MSP order we booked in Q3, transaction value in this category increased over 50% sequentially.

                International business. Business was strong for us across all geographies. International, fueled by large enterprise orders both from Europe and Asia, was especially strong and accounted for a record 35% of Q4 revenues. We expect to continue to see strong international performance as we continue to focus and invest in this opportunity.

                Channel execution. Direct revenue was 64% of total revenue and indirect was 36%, reflecting the increase in international business, which came in a large extent from the indirect portion of that channel. Volume distribution business domestically was under 8% of total revenue in the quarter, consistent with our focus on higher end enterprise channels. For those of you who are new to WebTrends, we recognize revenue on these types of distributor transactions on a sell-through basis.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 7

                Finally, in a historical sense looking at our business model. License revenues made up 80% of total revenues and services revenues were 20%. Gross margin decreased to 87% from 89% in Q3, as consulting and installation services revenues increased as a percent of services revenues, and as a result of our enterprise progress.

                We made outstanding progress in the quarter in leveraging our expense model. We reduced operating expenses as a percent of revenues by approximately five percentage points, enabling us to achieve our record operating margin of over 18%. We achieved efficiencies in all three expense categories, and expect to continue to achieve such efficiencies going forward, albeit at a somewhat more modest rate than the Q4 improvements.

                Finally, let me give a little bit of overall perspective on 2001 guidance for WebTrends as a stand-alone company, and not including any elements of our merger. Jim Barth will talk about combined company guidance at the end of this call. For 2001, analysts who follow our stock currently have published models that reflect revenue growth of approximately 70% year over year. We are comfortable with this expectation in an independent

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 8

                company scenario not reflecting any synergies we expect to achieve as a result of our merger with NetIQ.

                Margins. We expect gross margins to be in the 86% to 90% range, as consulting revenues continue to increase and to some extent, fluctuate as a percent of services and total revenues. We expect operating margin to continue to increase sequentially on a quarterly basis as we continue to reduce operating expenses as a percent of revenues. We anticipate achieving our target operating margin of 20% by Q3 of this year, and are increasing our target margin to 22% by Q4.

                Tax rate. We expect our tax rate for 2001 to be approximately 37.5%.

                Weighted average shares. We expect the weighted average shares used in our EPS calculation to increase approximately 250,000 to 300,000 shares per quarter sequentially from the 28.3 million share number used in Q4 2000. As for the balance sheet, we expect our DSOs to remain flat, and we expect to continue to generate cash on a quarterly basis.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                          PAGE 9

                Let me now turn it over to Eli to talk about the year, the quarter, our ongoing opportunities and most importantly, our views on the merger with NetIQ Corporation.

E. Shapira      Thank you, Jim. Good afternoon, everyone, and thank you for joining us. I'm very pleased to be here today with the WebTrends senior executive team and with our guest NetIQ founder and CEO, Ching-Fa Hwang, as well as NetIQ CFO, Jim Barth.

                I would like to spend more time than we normally do, covering two important topics. The first one is obviously our fourth quarter and end of year results, and the second topic, the pending merger of NetIQ and WebTrends. At the end of the call, we will all be available to answer your questions regarding our respective businesses, our performance and the powerful combination of the two companies.

                First of all, Q4. I'm pleased to announce once again a record quarter for WebTrends Corporation, and the numbers speak for themselves. In what was otherwise a tough quarter for the economy and for many high tech companies, our revenues continued to outperform, growing 175% year over year and 20% sequentially from Q3, to a record of $20.4 million. At

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 10

                the same time, our profit margin continues to grow and we delivered a profit of $0.11 per share and an 18% profit margin, compared to a 15% profit margin in the prior quarter. In addition, our cash position continued to strengthen and grew by about $5 and a half million to over $90 million.

                The fourth quarter ended the year on a strong note. Our revenues more than tripled to $61.3 million from $19.7 million in the previous year, and our net income tripled to $8.9 million from $2.7 million in the previous year. Our team grew to more than 400 employees, up from about 160 at the end of '99. In addition, we added more than 20,000 new customers for the year, including 5,000 new customers in the fourth quarter alone.

                As Jim noted, we are very pleased with the results reported for the quarter and the year, and they reflect our focus and investment in enterprise business and channels. I would like to take a moment and congratulate the entire WebTrends team on a terrific year and a job well done. I know that many of you are listening to this call, and on behalf of our customers and shareholders, I would like to thank you for another outstanding year.

                At WebTrends year 2000 marked strategic shifts towards becoming a complete enterprise leader. The success came not only as a result of

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 11

                competitors falling aside or financial and industry analyst recognition, but mostly as a result of the 20,000 new customers around the world recognizing WebTrends products, people and vision as the leading combination that helps them manage and maximize the performance of their eBusiness. No doubt, the most significant achievement in 2000 was the growing recognition of the WebTrends brand name and continued expansion of the WebTrends products and distribution to the enterprises. In fact, both Aberdeen and IDC recently conducted a review of the Web analytics market and recognized WebTrends as the industry leading Web analytic vendor for the enterprises.

                Our continued investment in enterprise products and strategy in field sales and services and in enterprise-focused marketing yielded the strong growth and results for the year 2000. During the year our customer mix expanded significantly from small and medium businesses to Fortune 500 and Global 2000 organizations. A few data points to articulate the shift are, we signed up four of the top ten Fortune 500 companies including: Boeing, Ford, Citibank and Wal-Mart. Today more than half of Fortune 500 and Global 2000 companies are using WebTrends products, and our continued growth in revenues and profitability demonstrates the momentum in customer's option of our enterprise class solutions.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 12

                Eighteen out of 25 top managed service providers, identified by Giga Information Group, are using WebTrends technology today. In December of 2000, an Aberdeen Group report showed that WebTrends is the single largest supplier of Web analytic software to the enterprise market. The study reported that World Wide Web analytic market expenditures grew from $141 million in '99 to more than $425 million in 2000, a growth rate of over 200%, with expected growth to over $4 billion in 2004, a ten-fold increase.

                As many of you already know, the opportunity for WebTrends is even larger, as our market leading products not only help our customers manage their Web servers, but also other critical Internet platforms that are found in most eBusiness infrastructures such as proxy servers, cashing systems, firewalls and VPMs, streaming media servers and content management systems.

                In addition to our financial success, some of the important milestones and achievements for WebTrends during the year 2000 were: we successfully built an enterprise field sales and services operation, currently with more than 80 sales reps, sales engineers and services engineers that are in the

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 13

                field helping our customers to fully address the needs of the large enterprise organization; the formation of an NSP and an ASP sales group focusing on solutions to vendors, who helps eBusiness infrastructure and solutions.

                During the year we have continued to invest in growing a specific sales channel for this market segment and in technology and services tailored to it. For the year, the service providers segment stands for about 20% of our business and is one of the fastest-growing customer segments in sales channels for WebTrends. We are planning to continue to invest in expanding this channel, as well as release additional products and services for its customers.

                During the year we have significantly expanded our international distribution. We now have appointed distributors and resellers in more than 60 countries. In the middle of 2000 we acquired our UK Distributor OpenSoft, and after a very successful integration, we saw a significant contribution to our international business in the year 2000.

                Our international revenue mix grew from 23% in '99 to 28% in 2000. And in the fourth quarter alone, international revenue grew to 35% of total

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 14

                revenues, indicating a high level of market readiness and demand for Web analytics and our enterprise solutions.

                On the product and technology side, our engineering group has done a fantastic job releasing multiple strategic products with major focus on enterprise products such as CommerceTrends and the Enterprise Reporting Server. We expect to release additional products using the ERS Platform, which was designed for large enterprises and service providers, and delivers its functionality through server-based technology and a thin Web client.

                We are currently continuing to invest in our Visitor Relationship Management Platform, our Web analytics products and our eBusiness security and reporting solutions. We have more than seven product releases scheduled for the first quarter, and more than 20 product releases for this year.

                In March 2000 we entered the eServices market with the introduction of WebTrends Live. In the fourth quarter WebTrends Live grew revenues 100% sequentially from the third quarter, and according to Aberdeen Report, has already established its strong market position with 11.5% of

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 15

                the hosted Web analytic market, a testimony to the strength of the WebTrends brand name, our distribution channels and the opportunities ahead. We currently plan to have a new version of WebTrends Live released in early Q2 2001 with significant enhancements designed for large enterprises and Web sites that require sophisticated and deep analytics.

                Finally, in 2000 we have expanded our executive management team significantly, bringing in seasoned industry veterans to help drive our growing business. We successfully recruited key experienced executives and enhanced our team with Nina Smith, Chief Marketing Officer, who joined us after a long and successful career as Chief Marketing Officer of Xerox; Mark Reed, Senior VP of Sales and Corporate Development, from In Focus and Placewear; and Lloyd West, VP of International Sales, who joined us from Techtronics.

                In addition, we promoted Holly Files to VP of Worldwide Services and Gary Brashear to VP of Sales Channel Development. We believe that we currently have the management talent and resources to support the WebTrends strategy of accelerated growth.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 16

                As many of you probably heard last week, WebTrends and NetIQ have agreed to merge. This is a strategically important step for both companies to accelerate their growth by providing customers the most comprehensive eBusiness infrastructure management and intelligent solutions available. The combined company will be stronger on all fronts, with a significantly stronger cash position of about $430 million, more than 1,000 employees to better service our customers, and most important of all, a profitable business model.

                The reaction we have received from our employees, our customers, industry analysts and from our partners has been very enthusiastic, and all of us here at WebTrends are very excited about the merger and about the opportunity to create for the combined company.

                The two main things that brought us together were our culture and our customers. From a cultural perspective, both companies are very customer and technology focused. We both believe in running a healthy and profitable business, and growing revenues in a fast-growing market. Both companies are leaders in their space and strive to expand their market opportunities and brands.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 17

                Equally important for the synergies between the companies are the customers we are serving. At the enterprise level, both WebTrends and NetIQ provide software solutions for the CIO in the IT department, focusing on management solutions for traditional and eBusiness infrastructure. Although the demand for our solutions is being driven by almost every department in the organization, from IT groups to marketing groups, the important decision maker who has budget authority and responsibility for integrating our solution into the rest of the infrastructure is the CIO.

                The combined company will immediately have cross-platform product lines for Microsoft Windows, Sun Solaris and Redhat Linux, and offer management solutions for heterogeneous environments. Combined, the breadth and depth of our product and technology for the CIO, the IT organizations and the eBusiness executives is unmatched, and will allow us to present to our customer the complete solution that helps them manage every part of their eBusiness infrastructure.

                As you already know, WebTrends and NetIQ are not competitors and have little or no overlap in people or products, creating the optimal situation that will allow us to utilize our current resources and solutions to create a

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 18

                bigger and stronger company and use the sales and distribution channels of both companies to penetrate the market faster and offer a complete and more appealing solution to our customers.

                From a competitive perspective, the combined company will have two very important advantages that will differentiate us in the market. The first is our ability to offer end to end solutions for eBusiness management and intelligence, not only managing the traditional infrastructure, but also the eBusiness servers and applications that are the fastest-growing area of an organization's infrastructure. We feel that no other vendor will be able to tell an eBusiness what the impact a poorly performing Web server is having on visitor traffic with that Web site and what the corresponding loss of eCommerce revenues is because of that. In addition, no other vendor will be able to not only measure what the end user is doing on a Web site, but to also capture what that end-user experience was from a performance perspective.

                The second advantage is a strategic relationship with Microsoft and the tremendous visibility and market penetration opportunity it provides. We currently feel that the competitors of WebTrends and NetIQ cannot offer these important features to their respective partners, shareholders or

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 19

                customer base. And as far as we can see, they will have significant challenges addressing our competitive advantage from both a technology and business perspective.

                Industry analyst groups have also been very positive about the merger. One of the leading industry analyst groups said, and I quote, "The planned acquisition of WebTrends will position NetIQ to challenge the leading network and systems management companies. And rather than competing with the network and systems management market leaders in the usual game that emphasizes infrastructuring instrumentation, NetIQ seeks to change the rules by tying already plentiful IT data information with Web visitor analytic in order to improve the manageability of eBusiness systems." The same industry analyst group also added, "Overall the vendors complement each other well and have no product overlap."

                From a sales distribution perspective, both WebTrends and NetIQ have been effectively selling enterprise software solutions to large organizations. We feel that the combination of the two direct field sales teams plus the strong inside sales teams at WebTrends and NetIQ will give us even greater coverage in distribution. In addition, both companies have significant direct and indirect international presence, with a substantial

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 20

                part of their revenues coming from outside the U.S. WebTrends' ability to also sell products effectively through North America Distribution and through the Online channel, and NetIQ's relationship with the major system integrators gives the combined companies opportunities to significantly broaden the distribution of each other's product lines.

                Thank you again for joining us today. And with that I will turn it Ching-Fa Hwang, CEO of NetIQ. Ching

C. Hwang Thank you, Eli. Thank you all for joining us today. It is my pleasure to be here today at WebTrends and to participate in this call. All of us at NetIQ are very excited about a combination of both companies and about the opportunities for the combined company. We are especially excited about the fact that WebTrends and NetIQ share so many of the attributes that define us as the leaders in our respective space. From culture to business philosophy to sharing the same customers and even shareholders, we believe we have found a terrific company to partner with.

                While we are not taking lightly the major undertaking of integrating the two companies together, we are highly confident that we will make it a smooth and efficient process. We have already identified an integration

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 21

                team and a chief executive manager responsible for each functional area. In particular we will focus on leveraging the two complementary product families and the tremendous cross-selling opportunities among the 50,000 customers that the combined company will have. The opportunities are tremendous to our team, our partners and also our customers.

                With that, I will turn it to NetIQ's CFO, Jim Barth, to discuss some of the financial guidance for the combined company. Jim

J. Barth Thank you, Ching. NetIQ previously has provided guidance through our year ended June 30, 2001. With the proposed combination of NetIQ and WebTrends, we believe it is now important to give you some guidance through the balance of this calendar year, December 31, 2001 that would be consistent with WebTrends' year-end.

                So for NetIQ on a stand-alone basis, we anticipate revenues of about $120 million for the second half of the calendar year, and earnings per share of about $0.50 per diluted share, excluding acquisition-related costs and amortization of stock-based compensation. On a pro forma combined basis, including both NetIQ and WebTrends, revenues for the calendar year should approximate $320 million to $325 million. This represents a

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 22

                growth rate of approximately 75% year over year. These revenue projections include $55 million in revenue from Microsoft, relating to our recent licensing marketing and development agreement for NetIQ's Operations Manager technology.

                Similarly, on a pro forma combined basis, including both NetIQ and WebTrends, earnings per share should increase over those of NetIQ alone by about $0.01 per share per quarter due to the accretive nature of the merger. In addition, we would anticipate realizing modest benefit from cost setting and revenue synergies commencing in the September 2001 quarter of about another $0.01 to $0.02 per quarter.

                As a result, excluding acquisition-related costs and amortization of stock-based compensation, pro forma combined earnings per share for this calendar year 2001 should approximate $0.98 to $1.02, representing year over year growth of almost 90%. As a point of reference, this would compare to earnings per diluted share of about $0.93, excluding acquisition-related costs and stock-based compensation, for NetIQ on a stand-alone basis.

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 23

                We anticipate completing the merger late this quarter or early in the April to June quarter. Assuming we are closed by the time of our next earnings conference call, we would expect to provide further guidance, including guidance through June 30, 2002, NetIQ's next fiscal year.

                With that, I will forward the call back to our operator, and we are all available to take your questions.

Coordinator     Okay. Thank you. At this time we will begin our question and answer session. Our first question comes from Paul Rugas. Sir, you may ask your question.

P. Rugas A couple of questions. This is for WebTrends. I was wondering if you can discuss, in terms of the makeup of your 50,000 customers, how much are oriented towards large enterprise on a percentage basis, and can you give us typical deal sizes there? Then, I guess, a follow-up question would be the employment levels at both R&D and G&A of the combined companies? Thanks.

E. Shapira      Thank you. I will answer your first question and then Jim will give a little bit more detail on our employee base and department size. In terms of our

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 24

                product lines, as you know we have three-tier product strategy. We have the entry level, mid-tier and the high-end, the enterprise solutions and the MSP solutions.

                We're seeing the majority of our revenues today, more than two-thirds coming from the enterprise, and then obviously each and every product line has different price points and different licensing structure. The type of deal that you would typically see on the high end, the CommerceTrends type of deal, is $100,000 and above. Jim, do we have here the average selling price for CommerceTrends?

J. Richardson   It's certainly above $100,000. We haven't gotten them
                specifically computed.

E. Shapira      The entry price to date for CommerceTrends is $100,000. We've seen a number of deals throughout the quarter that are in the range of $200,000 to $400,000. That's the typical CommerceTrends deal.

                On the ERS front, it really depends on the number of servers that the customer has. We have some customers at the MSV level that are licensing those ERS products for hundreds of servers, and the selling price

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 25

                there would be in the $2,000 to $3,000 per server. Obviously you can have a lot smaller companies that have a smaller number of servers. It really depends on the size of the organization.

                We're seeing a lot of deals at the telesales group level that are in the $30,000, $40,000, $50,000. That's a lot of progress that we've made since last year, is our ability to close those size of deals on an ongoing basis over the phone without the use of an enterprise field sales operation. So the field sales is focusing right now primarily on CommerceTrends and on the higher end deals and really on deals that are above $100,000.

J. Richardson   To clarify your question about head count, of the total 400 people we had at December 31, 241 are in marketing sales service and international, 122 in R&D, and 37 in G&A and related functions.

P. Rugas        Okay. Thank you.

Coordinator     Our next question comes from Steve Sigmond. Sir, you may ask your question.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 26

S. Sigmond      Hi. Eli and Jim, congratulations. Can you comment on the uptake on the data conduits, particularly the Siebel conduit, and just generally how you're beginning to sell the product now as an enterprise platform touching multiple apps? Can you just maybe give us some numbers and color there? Secondly, just a competition question. Any update relative to the usual suspects, Accrue, NetGenesis, etc.? Thanks.

J. Richardson   Sure. Thank you, Steve. In terms of the data conduits, we've released new data conduits for Vignette and Allaire Spectra. In this quarter, as we've discussed before, we're planning to release any day now the Siebel data conduit, which is already running as a beta with a number of customers and obviously here at WebTrends, as we are a Siebel user.

                We've seen a lot of interest there, not only from enterprise customers, but also from the Siebel sales force itself, as they're very interested in the technology. It gives them a competitive advantage in the market, and really a technology that a lot of their customers are looking for. Obviously the product is not released yet, so I can't give you any numbers, but in terms of the selling price of the Siebel data conduit, it's going to start at about $100,000 plus another $50,000 to $100,000 for services. The Siebel

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 27

                data conduit also presents a number of licensing opportunities that are around the user and not only the server.

                So we have a starting price for one server of $100,000 and then there are user packs that are selling for $5,000 for 20 packs. So for every service or sales person that is using the Siebel platform and getting their eBusiness intelligence reports right into that platform, there will be an additional cost very similar to the Siebel licensing itself. We expect, by the way, to also release a BroadVision Data Conduit and an interwoven data conduit this quarter. The content management data conduits are priced between $10,000 and $20,000 depending on the platform.

                In terms of the competitors, we've been saying that for a couple of quarters now the crew at NetGenesis, we really don't see them in the market. I doubt that we've seen them on more than three or four deals in the last quarter, so I think that they're having their own challenges. Frankly, the number of times that we see the competition overall is still less than 5% on both our enterprise deals and on other deals.

S. Sigmond      Okay. Thank you.

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 28

Coordinator     Our next question comes from Jennifer Jordan. Ma'am, you may ask your question.

J. Jordan       Congratulations, guys on a great quarter. Just quickly I have a couple of questions. If you could review for us the number of people who are in the different sales divisions right now? In enterprise field sales groups, how many are targeted specifically at the MSPs, how many in international and then how many on telesales right now?

J. Richardson   We grew all of those categories substantially Q4 over Q3. We basically have 36 people in a combination of enterprise field and MSPs, and 44 people in inside/telesales. I don't have international broken out specifically, but it also grew nicely in the quarter.

J. Jordan       Okay. Great.

E. Shapira      During the quarter, Jennifer, we've added Lloyd West, who's our
                VP of International Business. Lloyd is obviously growing right now the international opportunity for us as we've performed very, very well during the year through that channel with very little resources. So we're really

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 29

                standing behind the business right now, and we're looking forward to Lloyd expanding the international opportunity even further.

J. Jordan       Great. Eli, could you also address (I'm looking at your new product releases) how the uptake is so far for the marketing automation product that was released in the fourth quarter, and that one I believe has a 20K price point, and when you expect to see that really start to ramp?

E. Shapira      Yes. Actually the Market Automation Server was announced at the very end of the quarter, so we are obviously in discussion and negotiations with a number of customers that are very interested in it. I do expect to see sales of this product this quarter.
                The pricing actually starts at $100,000 and goes up from there.

                Just to remind everyone, we've had a fairly substantial price increase on CommerceTrends in November that seemed to be accepted very well and still positions us very competitively in the market. We also had a price increase on all of our mid-tier products and on the Enterprise Reporting Server of about 20% to 30% January 1st. We're obviously early into the quarter, but that seems to be accepted very well as well.

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 30

J. Jordan       Great. One last question. If you would address what type of overlap you see in the customer bases that you have with NetIQ or maybe why, if you're sharing the same customers, there's still cross-selling opportunities in those enterprises?

E. Shapira      Obviously we haven't done a thorough analysis of our respective customer base, but since both of us have a lot of customers in Fortune 500 organizations and in Global 2000, we do expect quite a bit of customer overlap. We're hoping for as much as possible, because there is no product overlap, so really the opportunity there for us is to go back to the customers that are using each other's products and really provide an even more complete solution and a much better combination of solutions that can come from one company.

J. Jordan       Eli, is it accurate to think that there's a trend for the types of solutions that you provide right now to be managed on a more global enterprise level as opposed to managed in a departmental level?

E. Shapira      I think that some of the trends and shifts that we've seen over the last 12 months were fairly interesting with regards to the eBusiness. Over the last three or four years we really saw eBusinesses either being owned by the IS

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 31


                or IT department, sometimes by the marketing department because of the Web site marketing focus, and sometimes they had their own department. What we've seen in the last 12 months, that I think some would have to do with the meltdown of the dot-com and with everybody realizing that the Internet is here to stay, but it is not going to eliminate traditional businesses, is that the Internet technology is really being folded under the IS and the IT department with the ultimate decision maker being the CIO and the directors at the IT department.

                So with that said, we are really calling on the same customer. If we can either send a sales team from both companies or have one sales person offering a more complete product line, I think that that makes us significantly more efficient and helps us penetrate the market and distribute our products better.

J. Jordan       Fine. Thank you very much.

E. Shapira      Thanks, Jennifer.

Coordinator     Thank you. Our next question comes from David Bryner. Sir, you may ask your question.

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                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 32

D. Brenner      Sure. I've got a few questions here. One is for Eli or Jim, just a quick clarification. When you indicated that enterprise contributed, I think you said about two-thirds of revenue, were you talking about revenue from enterprise customers or revenue from $100,000 transactions?

E. Shapira      We were talking about revenues from enterprise customers and from enterprise products. Our products that we classify as enterprise products are CommerceTrends and the Enterprise
                Reporting Server and the Enterprise Suite that are usually purchased either by enterprises or by the MSP/ASP channel.

D. Brenner      Okay. Thanks. Secondly, just going back to the competition question, could you help us understand how you've been able to execute so well against some of your competitors? Is there anything there beyond just good execution, or other comments that might help us understand the disparity in your relative performance would be helpful.

E. Shapira      Thank you. I was hoping somebody was going to ask that question.
                It's not just execution. It's really coming down to technology.
                At the end of the day our competitors really don't have today technology that can

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 33

                compete against our products, specifically on scalability and the ability to get the information that you need out of the system in an optimal time.

                What we're seeing time and time again is customers that have purchased some of our competitor's products coming back to us and replacing them with WebTrends' product, because at the end of the day they just stopped working. Some of the database technology and some of the data mining technology that our competitors are using are simply not adequate for large sites or even medium size sites, as they run into problems over time.

                So in addition to this capability and obviously the usability of the product, the coverage that we provide today in terms of the type of eBusiness platforms that we can manage and report on, is much wider than the competition. While they focused exclusively on the Web site and more on the eMarketing executive, we really focused on a much broader strategy, managing not only Web servers, but also contact management systems, firewalls, proxy servers, even streaming media servers, and provide solutions at the three different segments of the market (mid-tier, entry level and high end) selling not just to the eMarketing executive, but also to the CIO and to really any department within the organization that requires analytics of information that's going through the eBusiness infrastructure.

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 34

                Our competitors simply don't have that. When the market started to narrow, the dot-coms that were spending a lot on online advertising or specifically on eMarketing, really they saw large segments of their market disappear. With some of the technology that they simply don't have today, they have failed even with the customers that were more of the Fortune 500 or Global 2000 customer, and we succeeded there.

                I think execution obviously is on top of that, and business philosophy. We decided that building our products ourselves rather than doing five or six acquisitions of literally failing companies, is the right strategy in terms of building WebTrends. I think that we've made the right decisions there.

D. Brenner      Okay. That's helpful. Next, could you walk us through again your plans with respect to the two sales and channel organizations?
                Are you going to run them in parallel for a period? Is there a plan to meld the two groups over time, or how is that going to play out?

E. Shapira      I think our strategy moving forward is obviously first of all to distract our people as less as possible. Our goal is to get broader distribution. I believe that the goal for the intermediate term is for each of our sales

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 35

                people to continue and sell their products, but at the same time to communicate with each other as much as possible and create a lot of synergies that can create opportunities on the up side, bring each other to sales calls, make sure that each other's customers are aware of the other product, and use each other's expertise to really upsize opportunities for each and every company. I'm sure that over time we're both going to have a well integrated sales force, and we will be working on that diligently over the next couple of quarters.

D. Brenner      Okay. Great. Thanks.

E. Shapira      Thank you.

Coordinator     Thank you. Our next question comes from Paul Rodriguez. Sir, you may ask your question.

P. Rodriguez    I just had a follow-up regarding the customer breakout of the
                50,000 customers. Can you give us some feeling as to where they slot in, how much as a percentage our enterprise is in MSPs?
                Then a follow-up question, when an enterprise or a Fortune 2000 customer wants to buy

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 36

                your products, can you give us some flavor as to what's the driving reasoning of why they do so? Thanks.

J. Richardson   Sure. About 20% of our business is coming from the MSPs and
                ASPs. Those are the guys that are hosting eBusiness infrastructure for the companies. They purchase our products to manage Web servers, proxy servers, streaming media servers. A lot of them are also hosting firewalls, so about 20% of our business is coming from their very broad eBusiness infrastructure management opportunity.

                In terms of the large enterprises that require products like CommerceTrends, usually the type of organization there is a company that has a very evolved Internet strategy. They're probably doing eCommerce through their Web site. They're spending quite a bit on eMarketing, so they would require some of the more sophisticated products like CommerceTrends.

P. Rodriguez    Thank you.

Coordinator     Thank you. Our next question comes from Jennifer Jordan. Ma'am, you may ask your question.

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 37

J. Jordan       Thanks for having me back again here. Quickly I was hoping that you could outline a little bit further for people, I know you've talked about this before, the first areas where you intend to integrate products with NetIQ and what you see as some of the future combined offerings that you'll put out there?

E. Shapira      Obviously it's a little bit too early for us to announce those plans. It's something we're going to be working on in the near future. I think that some of the opportunities that are the low hanging fruits are NetIQ's expertise in some of the security management products, where they can really help us penetrate the market even better with our firewall management and reporting and with our security analysis.

                Some of the opportunities that we have with NetIQ products, they have an e-mail server management and reporting solution that can work very, very well for our installed base. So we will be looking first of all to see where some of each other's products can be promoted very, very quickly here and create some synergies for each other's installed base. Over time obviously we want our products to talk to each other and be very well integrated, and offer it as a very complete product line for our customers.

                                                                 WEBTRENDS CORP.
                                                          MODERATOR: NANCI WERTS
                                                  JANUARY 23, 2001/4:00 P.M. CST
                                                                         PAGE 38

                That's where I think we're going to have an incredible competitive advantage.

J. Jordan       Great. Thanks, Eli.

E. Shapira      Thank you.

Coordinator     Thank you. At this time I am showing no further questions, so I can turn the conference back over to Ms. Werts. Ma'am?

N. Werts Thank you. Thank you all for joining us today. We appreciate your interest and your attention. Thank you.

Coordinator     Thank you for participating in today's conference call and have a great day.